

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 25, 2014

Via E-mail
Mr. Frederick A. Henderson
Chairman, Chief Executive Officer, and Director
SunCoke Energy Partners, L.P.
110 Warrenville Road, Suite 600
Lisle, IL 60532

> **Re:** **SunCoke Energy Partners, L.P.**
> **Registration Statement on Form S-3**
> **Filed February 28, 2014**
> **File No. 333-194213**

Dear Mr. Henderson:

We have limited our review of your registration statement to those issues that we have addressed in our comments. In some of our comments, we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering 17,919,394 common units representing limited partner interests for resale by the selling unitholder, Sun Coal & Coke LLC. Given the size of the offering by the selling unitholder relative to your outstanding public float of 13,503,456 units at December 31, 2013 and the selling unitholder's ability to exercise significant control over you as a result of its ownership interests, provide us your legal analysis why it appropriate for you to disclose that the selling unitholder "may be deemed to be" an underwriter rather than to disclose that the selling unitholder "is" an underwriter.

2. As appropriate, update disclosure throughout the registration statement to include your quarterly cash distribution rates and payments to date. We note the disclosures in your Forms 8-K filed April 25, 2013, July 25, 203, October 25, 2013, and January 30, 2014. Additionally, given your performance and quarterly cash distribution rates and payments to date, as appropriate, update disclosure throughout the registration statement on termination of the subordination period when the subordinated units held by the selling unitholder will convert into common units on a one-for-one basis. We note particularly the disclosure under "Subordination Period" on page 28.

Material U.S. Federal Income Tax Consequences, page 39

3. Since you are providing a firm conclusion on your treatment as a partnership for U.S. federal tax purposes, delete the first sentence in this section that you "expect" to be treated as a partnership for U.S. federal income tax purposes. Additionally, remove the words "generally" and "In general" throughout this section because the words may suggest or imply that investors cannot rely upon the disclosure.

Selling Unitholder, page 53

4. Identify the natural person or persons who exercise voting or investment control or both for the securities owned by the selling unitholder. For guidance you may wish to refer to Question 140.02 in the Regulation S-K section of our Compliance and Disclosure Interpretations which are available on the Commission's website.

Exhibit 5.1

5. We assume that "$14,317,872" rather than "14,317,872" in the first paragraph as the number of common units being registered is inadvertent. Please revise.

6. We note the non-assessability carve outs on page 2 in paragraphs 1 and 2 of the opinion. Note that the legality opinion for a limited partnership must address whether purchasers of securities of the limited partnership will have any obligation to make payments to the limited partnership or its creditors other than the purchase price for the securities or contributions to the limited partnership or its creditors solely by reason of the purchasers' ownership of the securities. Please revise. For guidance you may wish to refer to Section II.B.1.b of our Staff Legal Bulletin No. 19 (CF) which is available on the Commission's website.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information that the Securities Act and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Securities Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at 202-551-3728 or Craig E. Slivka, Special Counsel, at (202) 551-3729.

Sincerely,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director

cc: Via E-mail

Michael J. Swidler, Esq.
Vinson & Elkins L.L.P.